UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

ImmuCell Corporation

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

45252306

(CUSIP Number)

Jonathan E. Rothschild

c/o ImmuCell Corporation

56 Evergreen Drive

Portland, ME 04103

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  452525306

1.	Names of Reporting Person:

Jonathan E. Rothschild

I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction):

P F
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.	Citizenship or Place of Organization:

USA

Number of Shares Beneficially by Owned by Each Reporting Person With:	7	Sole Voting Power: 510,158
	8	Shared Voting Power: n/a
	9	Sole Dispositive Power: 510,158
	10	Shared Dispositive Power: n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

510,158
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):

10.1%
14.	Type of Reporting Person (See Instructions):

I N

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CUSIP No.  452525306

1.	Names of Reporting Person:

Arterio, Inc

I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction):

W C
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.	Citizenship or Place of Organization:

USA

Number of Shares Beneficially by Owned by Each Reporting Person With:	7	Sole Voting Power: 226,416
	8	Shared Voting Power: n/a
	9	Sole Dispositive Power: 226,416
	10	Shared Dispositive Power: n/a

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

226,416
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):

4.5%
14.	Type of Reporting Person (See Instructions):

C O

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ITEM 1.          SECURITY AND ISSUER

Common stock, par value $0.10 per share

ImmuCell Corporation

56 Evergreen Drive

Portland, ME 04103

ITEM 2.         IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

Jonathan E. Rothschild

(b)	Residence or Business Address:

c/o ImmuCell Corporation
56 Evergreen Drive

Portland, ME 04103

(c)	Present Principal Occupation and Employment:

Outside Director of ImmuCell Corporation

(d)	Criminal Convictions:

None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

USA

(a)	Name of Persons filing this Statement:

Arterio, Inc.

(b)	Residence or Business Address:

1601 B Shary Circle

Concord, CA 94518

(c)	Present Principal Occupation and Employment:

A corporation owned solely by Mr. Jonathan E. Rothschild. Mr. Rothschild is president of Arterio, Inc.

(d)	Criminal Convictions:
None of the Reporting Persons have been charged or convicted in a criminal proceeding during the last five years.

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(e)	Civil Proceedings:

None of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years where such person, as result of such proceeding, was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f)	State of Incorporation/Organization/Citizenship:

USA

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the $1,393,418 used to acquire the 510,158 shares of common stock is personal funds of the reporting person. The source of the $640,051 used to acquire the 226,416 shares of common stock by Arterio, Inc. is working capital of Arterio, Inc.

ITEM 4.         PURPOSE OF TRANSACTION

The purpose of the acquisition is personal investment. The purpose of this filing is to reflect the dilution in the Reporting Person’s ownership caused by shares issued to others by ImmuCell Corporation. Neither Mr. Rothschild nor Arterio, Inc. have purchased additional shares of ImmuCell Corporation since their previous Schedule 13D filing on February 3, 2016.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

The 510,158 shares, which represents 10.1% of the outstanding common stock, include 226,416 shares held by Arterio, Inc., a corporation owned solely by Mr. Rothschild. The 226,416 shares held by Arterio, Inc. represent 4.5% of the outstanding common stock.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

n/a

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS

n/a

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2017	/s/ Michael F. Brigham
	Name:	Michael F. Brigham
Attorney-in-fact

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